March 8, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Pamela Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Coty Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 24, 2013 File No. 333-182420

Dear Ms. Long:

On behalf of Coty Inc. (the “Company”), this letter responds to your letter, dated February 8, 2013 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed on June 29, 2012, as amended by Amendment No. 1 to the Registration Statement filed on October 22, 2012 (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement filed on January 24, 2013 (“Amendment No. 2”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in the Company’s responses are to the revised prospectus included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being filed today by electronic submission. We will also provide you with marked copies of Amendment No. 3 to expedite your review.

General

1.	If applicable, please provide updated financial statements and related disclosures to comply with Rule 3-12 of Regulation S-X. Please be advised that if you intend to seek effectiveness before updated financial statements are required, you should provide a recent developments section to disclose and discuss your results for the recently completed quarter ended December 31, 2012 and provide pro forma disclosures related to the dividend declared subsequent to the current interim balance sheet date.

Answer: The Company acknowledges the Staff’s comment. The Company has included the Condensed Consolidated Financial Statements as of December 31, 2012 and for the six months then ended and the corresponding updates to the financial disclosures within Amendment No. 3. The Company intends to file an amendment to update its filing with its financial statements as of and for the nine months ended March 31, 2013, after those financial statements are available, before seeking effectiveness.

2.	We note your response to comment 1 in our letter dated November 12, 2012, including the revised disclosure on pages 22 and 111 of the 10-K. Please briefly describe to us the re-exports to Syria that you believe may constitute violations of the U.S. Export Administration Regulations.

Answer: The Company has revised the disclosure on pages 21–22 in response to the Staff’s comment.

Risk Factors, page 19

We may incur penalties and experience other adverse effects on our business as a result of possible EAR violations, page 22

3.	We note in the course of your internal investigation you determined your majority-owned subsidiary in the EAU may have violated anti-boycott laws. We also note your disclosure that if OAC determines you violated U.S. anti-boycott laws “the penalties for these violations could be material”. Based on your disclosures, it is not clear to us if you believe a material loss related to violations of U.S. anti-boycott laws is remote, reasonably possible or probable. It is also not clear to us why these potential violations are not also discussed under Legal Proceeding or in the notes to your financial statements. Please clarify or revise. Please be advised that if your current conclusion regarding EAR violations on page 22 is also meant to cover the potential violations of U.S. anti-boycott laws, you should clarify that fact.

Answer: The Company has revised the disclosure on pages 22–23 and 114–115 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Financial Condition, Liquidity and Capital Resources page 75

Cash Flows, page 78

4.	Please disclose and discuss the reasons for the disproportionate increase in accounts receivable relative to the decline in revenue that occurred during the quarter ended September 30, 2012.

Answer: The Company acknowledges the Staff’s comment. The Company amended and updated its condensed consolidated financial statements as of December 31, 2012 and for the six months then ended and has updated its disclosure on page 79 to discuss the improvement in cash collections and resulting decrease in accounts receivable during the six months ended December 31, 2012 compared to the six months ended December 31, 2011. The increase in accounts receivable between June 30, 2012 and December 31, 2012 is the result of the seasonality in our sales, as discussed on page 76, and the balance as of December 31, 2012 was not disproportionate when compared to the balance as of December 31, 2011.

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Contractual Obligations and Commitments, page 80

5.	Please provide a note to your tabular presentation to disclose how you estimated the interest on long-term debt obligations and disclose the potential impact that a fixed change in the interest rate on your variable rate debt would have on these amounts.

Answer: The Company has revised the disclosure on page 82 in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 83

Goodwill, Other Intangible Assets and Long-Lived Assets, page 84

6.	We note your responses to our prior comments 12 and 14; however, we also note the significant declines in certain fair value assessments over a relatively short time frame and the continuing significance of goodwill and intangible assets to your financial statements. In light of these facts, it continues to appear to us that you should provide additional disclosures regarding the material assumptions underlying your impairment analyses relating to your other reporting units and intangible assets, as well as sensitivity analyses that disclose the potential impact of changes in those assumptions.

Answer: The Company has revised the disclosure on pages 87–88 in response to the Staff’s comment.

Consolidated Financial Statements

General

7.	We note your presentation of Condensed Consolidated Statements of Comprehensive Income in your interim financial statements. Please revise your financial statements for the three years ended June 30, 2012 to reflect the retrospective adoption of the Financial Accounting Standards Board’s Accounting Standards Update No. 2011-05. See FASB ASC 220 for guidance. Please also revise your disclosures under recent accounting pronouncements on page F-16.

Answer: The Company has revised the disclosure in the Consolidated Financial Statements as of June 30, 2012, 2011 and 2010 and for the years then ended on pages F-4 and F-15–16 in response to the Staff’s comment.

Note 3. Segment Reporting, page F-16

8.	We note your response to our prior comment 21. However, we also note the following:

•	Your fragrance products are presented and discussed as Designer, Celebrity and Lifestyle. These classifications appear indicate differences in focus, targeted consumers and marketing.
•	Your color cosmetic products appear to have different end uses some of which are targeted to different areas of the body.
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•	Your skin and body care products appear to have different end uses and recent acquisitions in this segment have expanded your product offerings.

Based on the above, we continue to believe you should revise your disclosures to include revenue by product line.

Answer: In response to the Staff’s comment, the Company has revised in the Consolidated Financial Statements as of June 30, 2012, 2011 and 2010 and for the years then ended on page F-17 and F-20 and the Condensed Consolidated Financial Statements as of December 31, 2012 and for the six months then ended on page F-68 to provide further financial information on net revenues by product category exceeding 5% of consolidated net revenues.

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If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:	Patricia Armelin, Securities and Exchange Commission
Jessica Dickerson, Securities and Exchange Commission
Anne McConnell, Securities and Exchange Commission
Jules Kaufman, Coty Inc.
Michael Kaplan, Davis Polk & Wardwell LLP
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